SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
May 16th, 2007
SCOR
(Exact name of Registrant as specified in its chapter)
1, Avenue du Général de Gaulle
92074 Paris — La Défense Cedex, France
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): Not Applicable.

Signature

Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated May 16th, 2007

SCOR (Registrant)
By:	/s/ MARCEL KAHN
Marcel Kahn,
Chief Financial Officer

Exhibit 99-1
14 may, 2007
SCOR is the first listed French company to form a Common European Companies Committee
The Management of the SCOR group and the employee representatives, forming a Special Negotiating Body (SNB), are pleased to announce the adoption today of an Agreement on the constitution of a SCOR group Common European Companies Committee (Comité Commun de Société Européenne SCOR or “CCSE”) on how to involve employees in the transformation into Societas Europaeas (SE) of the Group’s three parent companies (SCOR, SCOR Global P&C and SCOR Global Life).
Demonstrating their rapid integration into the SCOR group, the employee representatives from Revios, a company acquired by the SCOR group on 21 November 2006, were fully involved in the negotiations within the SNBs and have approved this agreement.
SCOR is thus the first French listed company to conclude an agreement of this type under European regulations on Societas Europaea status.
The main points of the agreement concluded with the SNBs are as follows:
—	The CCSE is composed of 19 members — 11 for SCOR Global Life SE, 6 for SCOR Global P&C SE and 2 for SCOR SE.

—	The CCSE has certain prerogatives in terms of information and consultation: it is informed of the general situation, the economic and financial outlook and the developments within each SE. It is consulted on all planned measures considerably affecting the interests of employees in several EU countries.

—	Employee involvement is guaranteed by the presence on SCOR’s Board of Directors of an employee-elected director with the right discussion and vote, elected by Group employees around the world and appointed for a period of 2 years by means of a proposal from the Board of Directors to the General Meeting, as well as by a European representative with the right of discussion only, appointed by the members of the CCSE for a period of 2 years.

—	The CCSE meets at least once every quarter. One extraordinary meeting per year may be requested by the members of the CCSE or by the Management.

—	The CCSE has an annual budget and its operating expenses are covered by SCOR.
This agreement demonstrates SCOR’s desire to treat all of its employees fairly and equally. The agreement also demonstrates the quality and efficiency of employee/management dialogue within the SCOR group.
The negotiating process concerning the involvement of employees in the future SEs began in July 2006 with the constitution of the three SNBs, uniting employee representatives from each of the Group’s entities located in the European Union. The SNBs met eight times beginning in 6 July 2006 in order to reach an agreement on employee involvement within the future societas europaeas, i.e. employee rights relating to information, consultation and participation. Following the acquisition of Revios in November 2006, the composition of the SNBs was modified to incorporate in January 2007 the employee representatives from Revios entities located in the European Union.
The agreement marks a decisive step in the constitution of Societas Europaeas from the SCOR group. This process can now be concluded rapidly.
The new legal regime of the Societas Europaea, which was created by a European Directive ruling dated 8 October 2001 and incorporated into French law by a ruling dated 26 July 2005 as well as by various application decrees, corresponds perfectly to the development needs of the SCOR group’s structures. Societas Europaea status notably enables SCOR to strengthen the Group’s multinational, European identity, to facilitate its acquisition transactions in Europe, and to improve its financial flexibility along with its versatility in terms of capital allocation.
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2007 Communications Timetable

2007 1st quarter Results and General Meeting	24 May 2007
Forward looking statements
SCOR does not communicate “profit forecasts” in the sense of Article 2 of (EC) Regulation n°809/2004 of the European Commission. Thus, any forward looking statements, contained in this paragraph, should not be held as corresponding to such profit forecasts.

Information in this communication relating to the Tender Offer include “forward-looking statements”, including but not limited to statements that are predictions of or indicate future events, trends, plans or objectives, based on certain assumptions and include any statement which does not directly relate to a historical fact or current fact. Forward-looking statements are typically identified by words or phrases such as, without limitation, “anticipate”, “assume”, “believe”, “continue”, “estimate”, “expect”, “foresee”, “intend”, “may increase” and “may fluctuate” and similar expressions or by future or conditional verbs such as, without limitations, “will”, “should”, “would” and “could.” Undue reliance should not be placed on such statements, because, by their nature, they are subject to known and unknown risks, uncertainties and other factors, which may cause actual results, on the one hand, to differ from any results expressed or implied by the present communication, on the other hand.
Please refer to SCOR’s document de référence filed with the AMF on April 10, 2007 under number D.07-0294 for a description of certain important factors, risks and uncertainties that may affect the business of the SCOR group.